BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

July 11, 2006




06015345

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: BOSS GOLD INTERNATIONAL CORP. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since May 5, 2006:

A. Copies of Notices of Change (of address) of Directors dated July 10, 2006 filed with the Registrar of Companies.

B. Copy of Notice of Articles dated July 10, 2006 issued by the Registrar of Companies.

C. Copy of the Issuer's Annual Report on Form 6 as of March 26, 2006.

D. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended March 31, 2006 with relevant MD&A.

E. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

dlw 7/20

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:



GWEN WEGNER
Paralegal

Enclosures



Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
Section 127

Filed Date and Time: **July 10, 2006 01:13 PM Pacific Time**

Incorporation Number:
BC0230487

Name of Company:
BOSS GOLD INTERNATIONAL CORP.

Director(s) Change of Name or Address

Last Name, First Name, Middle Name:
ADDIE, ROBERT KEVIN

Mailing Address:
1250 WEST 40TH AVENUE
VANCOUVER BC V6M 1V4
CANADA

Delivery Address:
1250 WEST 40TH AVENUE
VANCOUVER BC V6M 1V4
CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
HUGHES, RON

Mailing Address:
7430 MARK CRESCENT
BURNABY BC V5A 1Z3
CANADA

Delivery Address:
7430 MARK CRESCENT
BURNABY BC V5A 1Z3
CANADA

Last Name, First Name, Middle Name:
RIDD, IRVIN

Mailing Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA

Delivery Address:
39-3750 EDGEMONT BLVD.
NORTH VANCOUVER BC V7R 2P8
CANADA



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: July 10, 2006 01:13 PM Pacific Time

Incorporation Number: **BC0230487**

Recognition Date: Incorporated on March 26, 1981

NOTICE OF ARTICLES

Name of Company:

BOSS GOLD INTERNATIONAL CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
HUGHES, RON

Mailing Address:	**Delivery Address:**
7430 MARK CRESCENT BURNABY BC V5A 1Z3 CANADA	7430 MARK CRESCENT BURNABY BC V5A 1Z3 CANADA

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.

Mailing Address:	**Delivery Address:**
4403 RANGER AVENUE NORTH VANCOUVER BC V7R 3L1 CANADA	4403 RANGER AVENUE NORTH VANCOUVER BC V7R 3L1 CANADA

Last Name, First Name, Middle Name:
ADDIE, ROBERT KEVIN

Mailing Address:	**Delivery Address:**
1250 WEST 40TH AVENUE VANCOUVER BC V6M 1V4 CANADA	1250 WEST 40TH AVENUE VANCOUVER BC V6M 1V4 CANADA

Last Name, First Name, Middle Name:
RIDD, IRVIN

Mailing Address:	**Delivery Address:**
39-3750 EDGEMONT BLVD. NORTH VANCOUVER BC V7R 2P8 CANADA	39-3750 EDGEMONT BLVD. NORTH VANCOUVER BC V7R 2P8 CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	Common Shares	Without Par Value Without Special Rights or Restrictions attached

82-4571



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **April 7, 2006 02:55 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY	INCORPORATION NUMBER **BC0230487**
,OSS GOLD INTERNATIONAL CORP. 501 - 905 WEST PENDER STREET VANCOUVER BC V6C 1L6 CANADA	DATE OF RECOGNITION **March 26, 1981**
	DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF RECOGNITION IN BC) **March 26, 2006**

OFFICER INFORMATION AS AT March 26, 2006

Last Name, First Name, Middle Name:
BROOKS, DOUGLAS B.
Office(s) Held: (CEO, CFO, President)

Mailing Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Delivery Address:
4403 RANGER AVENUE
NORTH VANCOUVER BC V7R 3L1
CANADA

Last Name, First Name, Middle Name:
DRINOVZ, LEETA M.
Office(s) Held: (Secretary)

Mailing Address:
407 2173 WEST 6TH AVENUE
VANCOUVER BC V6K 1V5
CANADA

Delivery Address:
407 2173 WEST 6TH AVENUE
VANCOUVER BC V6K 1V5
CANADA

RECEIVED
2006 JUL 20 P 2:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BOSS GOLD INTERNATIONAL CORP.
INTERIM COSOLIDATED FINANCIAL STATEMENTS

March 31, 2006
(Unaudited – Prepared by Management)

BOSS GOLD INTERNATIONAL CORP.

March 31, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim cosolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BOSS GOLD INTERNATIONAL CORP.

INTERIM COSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	(Unaudited) 31-Mar-06	(Audited) 31-Dec-05
ASSETS		
Current		
Cash and cash equivalents	$ 6,340	$ 86,641
Goods and Services Tax receivable	4,668	7,550
Prepaid expenses	1,250	1,250
	12,258	95,441
Capital assets – Note 4	449	507
Resource properties – Note 5	2,294	-
	$ 15,001	$ 95,948
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 7	$ 216,862	$ 272,768
Due to related parties – Note 7	10,313	10,313
	227,175	283,081
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	4,481,051	4,465,051
Contributed surplus – Note 6	40,618	47,618
Deficit	(4,733,843)	(4,699,802)
	(212,174)	(187,133)
	$ 15,001	$ 95,948

Nature and Continuance of Operations – Note 2

Subsequent Events - Note 8

APPROVED BY THE DIRECTORS:

"Irvin Ridd", Director

"Douglas Brooks", Director

BOSS GOLD INTERNATIONAL CORP.

INTERIM COSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the three months ended March 31, 2006 and 2005

(Unaudited – Prepared by Management)

	Three months ended	
	31-Mar-06	31-Mar-05
Administrative expenses		
Accounting, audit and legal fees	$ 803	$ 3,200
Amortization	58	57
Interest	6,801	30,893
Consulting fees	-	-
Management fees	7,500	7,500
Office, rent and miscellaneous	12,049	12,949
Transfer agent and filing fees	2,054	3,371
Stock based compensation -Note 6	-	-
Travel and promotion	-	-
Net loss before other items	29,265	57,970
Interest income	-	-
Prior year adjustments	4,776	-
Net loss for the period	34,041	57,970
Deficit, beginning of the period	4,699,802	4,382,169
Deficit, end of the period	$ 4,733,843	$ 4,440,139
Basic and diluted loss per share	$ 0.005	$ 0.010
Weighted average number of shares outstanding	7,268,911	5,668,620

BOSS GOLD INTERNATIONAL CORP.

INTERIM COSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2006 and 2005

(Unaudited – Prepared by Management)

	Three months ended	
	31-Mar-06	31-Mar-05
Operating Activities		
Net loss for the period	$ (34,041)	$ (57,970)
Add (deduct) items not affecting cash:		
Amortization	58	57
	(33,983)	(57,913)
Changes in non-cash working capital items related to operations:		
GST and other receivable	2,882	(1,568)
Prepaid expenses	-	1,250
Accounts payable	(55,906)	57,024
	(87,007)	(1,207)
Investing Activities		
Increase in resource property	(2,294)	-
	(2,294)	-
Financing Activities		
Issuance of common shares for cash	16,000	198,000
Contributed surplus	(7,000)	-
	9,000	198,000
Increase (decrease) in cash during the period	(80,301)	196,793
Cash, beginning of period	86,641	1,274
Cash, end of period (bank indebtedness)	$ 6,340	$ 198,067
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

BOSS GOLD INTERNATIONAL CORP.

NOTES TO THE INTERIM COSOLIDATED FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Unaudited – Prepared by Management)

Note 1 Interim Financial Statements

While the information presented in these interim cosolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2005 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2005 audited financial statements.

Note 2 Nature and Continuance of Operations

The Company's principal business activity has been resource property exploration. The Company's shares are publicly traded on the NEX board of the TSX Venture Exchange. On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis and changed its name to Boss Gold International Corp. from Boss Gold Corp. On July 11, 2005, the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

These cosolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has a working capital deficiency of $214,917 at March 31, 2006, and has accumulated losses of $4,733,843 since inception. Its ability to continue as a going concern is dependant upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations as they become due.

Note 3 Significant Accounting Policies

These cosolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Cora Online Resources Ltd. and Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

Note 3 Significant Accounting Policies – (cont'd)

b) Financial Instruments

The carrying values of cash and accounts payable approximate their fair values due to the short-term maturity of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rate:

Office furniture	20%	per annum
Computer equipment	30%	per annum

Capital asset additions are amortized at one-half rates in the year of acquisition.

d) Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to nonemployees followed this method and options granted to directors, officers and employees were not expensed.

The Company has adopted the new policy on a retroactive basis. No restatement of prior periods was required as no share purchase options were granted during the period January 1, 2002 to December 31, 2003. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

e) Resource Property Costs and Deferred Exploration Expenditures

The acquisition of resource properties and the related exploration and development costs are recorded at cost and deferred until the mineral properties are placed into production, sold or abandoned. Upon commencement of commercial production, these costs will be amortized based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment.

BOSS GOLD INTERNATIONAL CORP.
NOTES TO THE INTERIM COSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

Note 3 Significant Accounting Policies – (cont'd)

f) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the dilution that would occur if potentially dilutive securities were exercised or converted to common shares. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g) Income Taxes

The Company accounts for income taxes by the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized in the current year for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized.

Note 4 Capital Assets

	31-Mar-06			31-Mar-05
	Cost	Acc. Amort.	Net	Net
Computer equipment	$ 1,342	$ 1,244	$ 98	$ 188
Office furniture	1,387	1,036	351	$ 492
	$ 2,729	$ 2,280	$ 449	$ 680

Note 5 Resource Property Costs

	31-Mar-06	31-Mar-05
Acquisition Costs	$ 1,950	$ -
Deferred Exploration Costs		
Balance at beginning of period	-	-
Addition:		
Geological consulting	344	-
	344	-
Balance at end of period	$ 2,294	$ -

At the present time, trading of the Company's shares has been halted pending a major transaction. The Company is finalizing an agreement whereby it acquires the rights to a major uranium deposit in connection with a settlement of a dispute concerning title; Santoy Resources Inc. is one party to the dispute. The Company has agreed to be the Company acquiring the disputed mineral claims and anticipates issuing common shares in connection therewith. When the acquisition agreement and related financing are finalized the Company will issue a news release and plans to seek immediate exchange acceptance for filing and a return to trading status on the TSX Venture Exchange.

BOSS GOLD INTERNATIONAL CORP.
NOTES TO THE INTERIM COSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

Note 6 Share Capital

a) Authorized
100,000,000 common shares, without par value

b) Issued

	31-Mar-06		31-Mar-05	
	Shares	Amount	Shares	Amount
Balance, December 31, 2005	7,252,801	$ 4,465,051	3,358,621	$ 3,175,851
For cash:				
Private placement			3,300,000	198,000
Exercise of option	16,666	9,000		
Reclassification of stock-based compensation charges	-	7,000	-	-
Balance, March 31, 2006	7,269,467	$ 4,481,051	6,658,621	$ 3,373,851

c) Private Placement

On November 9, 2005, the Company completed its $1,000,000 private placement. The Company issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.27 per share. The units were restricted from trading until March 1, 2006.

d) Share Purchase Warrants
At March 31, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date
4,938,262	$ 0.27	31-Oct-06

e) Stock-based Compensation Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

On October 21, 2005, the Company announced that it granted Incentive Stock Options on 214,787 shares of the Company's capital stock, exercisable for up to two years at a price of $0.28 per share, which price was not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. Included in this option plan, a total of 164,787 options were granted to directors. The options will be exercisable until November 7, 2007 and any options exercised will be restricted from trading until March 7, 2006.

BOSS GOLD INTERNATIONAL CORP.
NOTES TO THE INTERIM COSOLIDATED FINANCIAL STATEMENTS
March 31, 2006 and 2005

Note 6 Share Capital – (cont'd)

A summary of the status of the Company's stock option plan as of March 31, 2006 and March 31, 2005 and changes during the periods then ended is presented below:

	31-Mar-06		31-Mar-05	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at 31-Dec-05	231,453	$ 0.30	-	$ -
Granted	-	$ -	111,667	$ 0.54
Exercised	(16,666)	$ 0.54	-	$ -
Outstanding at 31-Mar-06	214,787	$ 0.28	111,667	$ 0.54

At March 31, 2006, 214,787 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
214,787	$ 0.28	7-Nov-07

Note 7 Related Party Transactions

At March 31, 2006, accounts payable included $10,313 (2005: $10,313) owed to a director of the Company and a private company controlled by a director or officer of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

May 22, 2006

For the three months ended March 31, 2006, Boss Gold International Corp. ("the Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of May 22, 2006 provides information on the operations of the Company for three months ended March 31, 2006 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2005 and 2004.

OVERVIEW

The Company is primarily engaged in the acquisition and exploration of resource properties in North America.

On June 15, 2005, the Company consolidated its capital on a 3 old for 1 new basis and changed the name of the Company from "Boss Gold Corp." to "Boss Gold International Corp." On July 11, the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

Mineral Properties

At the present time, trading of the Company's shares has been halted pending a major transaction. The Company is finalizing an agreement whereby it acquires the rights to a major uranium deposit in connection with a settlement of a dispute concerning title; Santoy Resources Inc. is one party to the dispute. The Company has agreed to be the Company acquiring the disputed mineral claims and anticipates issuing common shares in connection therewith. When the acquisition agreement and related financing are finalized the Company will issue a news release and plans to seek immediate exchange acceptance for filing and a return to trading status on the TSX Venture Exchange.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the three months ended March 31, 2006 and 2005, and the last three fiscal years ended December 31, 2005, 2004 and 2003:

	Three Months Ended 31-Mar-06	Three Months Ended 31-Mar-05	Year Ended 31-Dec-05	Year Ended 31-Dec-04	Year Ended 31-Dec-03
	Unaudited	Unaudited	Audited	Audited	Audited
	$	$	$	$	$
Revenue	-	-	-	-	-
Net income (loss)	(34,041)	(57,970)	(317,633)	(296,872)	(313,311)
Basic and diluted earning (loss) per	(0.005)	(0.010)	(0.11)	(0.09)	(0.09)
Total assets	15,001	205,027	95,948	7,973	20,325

SELECTED FINANCIAL INFORMATION – Cont'd

For the three months ended March 31, 2006, the net loss was $34,041 or $0.005 per share compared to the net loss of $57,970 or $0.010 per share (41.28% decrease) for the comparable period in 2005. The decrease of $23,929 in net loss was primarily due to a decrease of $2,397 in accounting, audit and legal fees, $24,092 in interest, and $1,317 in transfer agent and filing fees, which was offset by an increase of $4,776 in prior year adjustments.

For the year ended December 31, 2005, the net loss was $317,633 or $0.107 per share compared to the net loss of $296,872 or $0.09 per share (6.99% increase) for the comparable period in 2004. The increase of $41,522 in net loss was primarily due to an increase of $47,721 in interest, $5,600 in consulting fees, $5,361 in office, rent and miscellaneous, $3,773 in transfer agent and filing fees, and $20,761 in net loss before other items, which was offset by a decrease of $35,420 in accounting, audit and legal fees, and $6,282 in stock based compensation.

For the year ended December 31, 2004 the net loss was $296,872 or $0.09 per share compared to the net loss of $313,311 or $0.09 per share (5.25% decrease) in 2003. The decrease in the net loss was primarily due to the decrease of $94,342 in legal fees, which was offset by increase of $41,035 in interest charges and $46,900 stock based compensation expense recorded by the Company in 2004.

RESULTS OF OPERATIONS

Current Quarter and Year-to-date

For the three months ended March 31, 2006, the net loss was $34,041 or $0.005 per share compared to the net loss of $57,970 or $0.010 per share (41.28% decrease) for the comparable period in 2005. The decrease of $23,929 in net loss was primarily due to a decrease of $2,397 in accounting, audit and legal fees, $24,092 in interest, and $1,317 in transfer agent and filing fees, which was offset by an increase of $4,776 in prior year adjustments.

During the quarter ended March 31, 2006, the Company incurred accounting, audit and legal fees of $803 (2005: $3,200), interest of $6,801 (2005: $30,893), management fees of $7,500 (2005: $7,500), office, rent and miscellaneous of $12,049 (2005: $12,949), transfer agent and filing fees of $2,054 (2005: $3,371), and recorded amortization of $58 (2005: $57), and prior year adjustments of $4,776 (2005: $Nil).

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

BOSS GOLD INTERNATIONAL CORP.

(Formerly Boss Gold Corp.)

Management Discussion and Analysis of Financial Condition and Results of Operations

EXPENSES

The following table identifies the changes in general and administrative expenses for the three months ended March 31, 2006 and 2005, and the last three fiscal years ended December 31, 2005, 2004 and 2003:

	+/-*	Three Months Ended 31-Mar-06	Three Months Ended 31-Mar-05	+/-*	Year Ended 31-Dec-05	+/-*	Year Ended 31-Dec-04	Year Ended 31-Dec-03
	%	$	$	%	$	%	$	$
		Unaudited	Unaudited		Audited		Audited	Audited
Professonal fees	(74.91)	803	3,200	(5.59)	17,660	11.09	18,705	16,838
Amortization	1.75	58	57	(24.49)	222	(24.62)	294	390
Interest	(77.99)	6,801	30,893	73.31	97,008	35.04	55,973	41,448
Consulting fees	N/A	-	-	N/A	-	(100.00)	-	1,050
Management fees	N/C	7,500	7,500	N/C	30,000	N/C	30,000	30,000
Office, rent & misc.	(6.95)	12,049	12,949	7.26	47,296	(8.47)	44,094	48,174
Trans. agent & filing	(39.07)	2,054	3,371	7.62	11,793	3.15	10,958	10,623

* +/- expresses increase/decrease in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2006	2005	2005	2005	2005	2004	2004	2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net income (loss)	(34,041)	(122,854)	(67,738)	(69,070)	(57,970)	(106,094)	(53,920)	(48,145)
Basic/diluted earning (loss) per share	(0.005)	(0.02)	(0.03)	(0.03)	(0.03)	(0.03)	(0.01)	(0.01)

For the quarter ended March 31, 2006, the net loss was $34,041 or $0.00 per share compared to the net loss of $122,854 or $0.02 per share (72.29% decrease) for the previous quarter ended December 31, 2005. The decrease of $88,813 in net loss was primarily due to a decrease of $13,549 in accounting, audit and legal fees, $34,058 in interest, $5,600 in consulting fees, and $40,618 in stock based compensation -note 6, which was offset by an increase of $4,776 in prior year adjustments.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2006, the Company had working capital deficiency of $214,917 compared to $1,020,068 as at March 31, 2005. At the same time, the Company held cash on hand of $6,340 (2005: $198,067) and liabilities totalled $227,175 (2005: $1,224,415). The Company does not have any off-balance sheet arrangements. Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

	31-Mar-06		31-Mar-05	
	Shares	Amount	Shares	Amount
Balance, December 31, 2005	7,252,801	$ 4,465,051	3,358,621	$ 3,175,851
For cash:				
Private placement			3,300,000	198,000
Exercise of option	16,666	9,000		
Reclassification of stock- based compensation charges	-	7,000	-	-
Balance, March 31, 2006	7,269,467	$ 4,481,051	6,658,621	$ 3,373,851

On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

c) Private Placement

On November 9, 2005, the Company completed its $1,000,000 private placement. The Company issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.27 per share. The units were restricted from trading until March 1, 2006.

d) Share Purchase Warrants

At March 31, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date
4,938,262	$ 0.27	31-Oct-06

e) Stock-based Compensation Plan

Share purchase options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant and vest when granted. During the year ended December 31, 2004, the Company granted directors and officers share purchase options to purchase 335,000 (post-consolidation: 111,667) common shares at $0.18 (post-consolidation: $0.54) per share until January 14, 2006. From this option plan, 94,998 (post-consolidation) stock options were exercised at $0.54 (post-consolidation) per share on October 21, 2005 and the balance was exercised on January 3, 2006.

On October 21, 2005, the Company announced that it granted Incentive Stock Options on 214,787 shares of the Company's capital stock, exercisable for up to two years at a price of $0.28 per share, which price was not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount. Included in this option plan, a total of 164,787 options were granted to directors. The options will be exercisable until November 7, 2007 and any options exercised will be restricted from trading until March 7, 2006.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL – CONT'd

A summary of the Company's share purchase options outstanding is as follows:

	31-Mar-06		31-Mar-05	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at 31-Dec-05	231,453	$ 0.30	-	$ -
Granted	-	$ -	111,667	$ 0.54
Exercised	(16,666)	$ 0.54	-	$ -
Outstanding at 31-Mar-06	214,787	$ 0.28	111,667	$ 0.54

At March 31, 2006, 214,787 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
214,787	$ 0.28	7-Nov-07

RELATED PARTY TRANSACTIONS

At March 31, 2006, accounts payable included $10,313 (2005: $10,313) owed to a director of the Company and a private company controlled by a director or officer of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

RISKS AND UNCERTAINTIES

The Company will continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of the new acquisitions and development of resource properties and, strength of the equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-4571

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the interim period ending **March 31, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2006

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

82-4571

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the interim period ending **March 31, 2006;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: May 30, 2006

"Douglas B. Brooks"
Douglas B. Brooks
CFO